May 15, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Calyxt, Inc.

Registration Statement on Form S-1 (File No. 333-224945)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters (the “Underwriters”), hereby join in the request of Calyxt, Inc. with respect to the effective time of the above-referenced Registration Statement so that it will become effective May 17, 2018, at 4:00 p.m. Eastern Time, or as soon thereafter as practicable.

In connection with this acceleration request and pursuant to Rule 460 under the Act, please be advised that there will be distributed to each Underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We, the undersigned, as representatives of the several Underwriters, have complied and will comply, and we have been informed by the participating Underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[signature page follows]

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.
GOLDMAN SACHS & CO. LLC
JEFFERIES LLC
on behalf of themselves and as representatives of the Underwriters

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Bradley Wolff
Name:	Bradley Wolff
Title:	Managing Director

GOLDMAN SACHS & CO. LLC

By:	/s/ Raffael Fiumara
Name:	Raffael Fiumara
Title:	Vice President

JEFFERIES LLC

By:	/s/ Dr. Gil Bar-Nahum
Name:	Dr. Gil Bar-Nahum
Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request Letter]